February 2, 1999

Stokely-Van Camp, Inc.
Quaker Tower
P.O. Box 049001
Chicago, IL 60604





To The Board of Directors of Stokely-Van Camp, Inc.:

Re: Form 10-K Report for the year ended December 31, 1998.

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

During the fourth quarter of 1998, the Company changed from the last-in, first-out cost method to the average quarterly cost method for the valuation of its inventories. According to the management of the Company, over the past four years, the cost of key ingredients, package materials and manufacturing fees have declined and are expected to decline going forward. As a result, the management of the Company believes that the average quarterly cost method is preferable to the last-in, first-out cost method, because it provides a better current period matching of revenues and expenses.

A complete, coordinated set of financial and reporting standards for determining the preferability of accounting principles among the acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.


Very truly yours,


Arthur Andersen LLP